INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 22, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the 361 Domestic Long/Short Equity Fund and 361 Global Long/Short Equity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 15, 2022, regarding Post-Effective Amendment No. 1168 to the Registrant’s Form N-1A registration statement filed on December 30, 2021 (the “Registration Statement”), with respect to the 361 Domestic Long/Short Equity Fund and 361 Global Long/Short Equity Fund (each a “Fund” and together, the “Funds”), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Please discuss why references to 361 Capital, LLC (“361 Capital”) are reflected in the Funds’ names following the change of investment advisor from 361 Capital to Hamilton Lane Advisors, L.L.C. (“Hamilton Lane”).

Response: Hamilton Lane acquired the business of 361 Capital on April 1, 2021, to expand Hamilton Lane’s presence and capabilities in the U.S. private wealth channel. As a result, 361 Capital became a division of Hamilton Lane, and Hamilton Lane determined not to change the Funds' names.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table and Example

2.	Please provide each Fund’s completed Fees and Expenses Table and expense Example in correspondence to the Commission for review at least five business days prior to filing the Amendment.

Response: Each Fund’s completed Fees and Expenses Table and expense Example, which will be included in the Amendment, are as follows:

361 Domestic Long/Short Equity Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

		Investor Class		Class I		Class Y
Shareholder Fees (paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None		None
Maximum deferred sales charge (load)		None		None		None
Redemption fee		None		None		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.10%		1.10%		1.10%
Distribution and service (Rule 12b-1) fees		0.25%		None		None
Other expenses		3.45%		3.39%		3.30%
Shareholder servicing fee[1]	0.15%		0.09%		None
Dividend and interest expense on short sales	1.18%		1.18%		1.18%
All other expenses	2.12%		2.12%		2.12%
Total annual fund operating expenses		4.80%		4.49%		4.40%
Fees waived and/or expenses reimbursed[2]		(1.83)%		(1.83)%		(1.83)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[2]		2.97%		2.66%		2.57%

1	The maximum shareholder service fee for Investor Class and Class I shares is 0.15%.
2	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, extraordinary expenses such as litigation expenses, Rule 12b-1 fees, and shareholder service fees) do not exceed 1.39% of the Fund’s average daily net assets. This agreement is in effect until March 31, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class Shares	$300	$1,281	$2,267	$4,748
Class I Shares	$269	$1,193	$2,126	$4,501
Class Y Shares	$260	$1,167	$2,085	$4,428

361 Global Long/Short Equity Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

		Investor Class		Class I		Class Y
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None		None
Maximum deferred sales charge (load)		None		None		None
Redemption fee		None		None		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.25%		1.25%		1.25%
Distribution and service (Rule 12b-1) fees		0.25%		None		None
Other expenses		1.27%		1.16%		1.12%
Shareholder service fee[1]	0.15%		0.04%		None
Dividend and interest expense on short sales	0.96%		0.96%		0.96%
All other expenses	0.16%		0.16%		0.16%
Total annual fund operating expenses		2.77%		2.41%		2.37%
Fees waived and/or expenses reimbursed[2]		(0.02)%		(0.02)%		(0.02)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[2]		2.75%		2.39%		2.35%

1	The maximum shareholder service fee for Investor Class and Class I shares is 0.15%.
2	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, extraordinary expenses such as litigation expenses, Rule 12b-1 fees, and shareholder service fees) do not exceed 1.39% of the Fund’s average daily net assets. This agreement is in effect until March 31, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class Shares	$278	$857	$1,463	$3,098
Class I Shares	$242	$750	$1,284	$2,745
Class Y Shares	$238	$738	$1,264	$2,705

3.	Footnote 2 to the Fees and Expenses Table of each Fund provides that the Fund’s investment advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Funds should record a liability for the repayment of waived fees or expense payments to the advisor. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Funds’ independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: According to FASB ASC 946-20-25-4, a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the excess expenses to the advisor by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•	A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets;

•	A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice; and
•	The transaction or other event obligating the entity has already happened;

and the criteria in FASB ASC 450-20-25-2.2 as follows:

•	Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and
•	The amount of the loss can be reasonably estimated.

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter.  While a Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment.  Even if a Fund were to achieve such an asset level, there is no certainty that an open-end fund would be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation.  Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2.  Fund management has provided this analysis to the Funds’ independent registered public accounting firm and they do not object to Fund management’s accounting treatment.

Principal Investment Strategies

4.	The principal investment strategies of the 361 Domestic Long/Short Equity Fund indicate that the Fund may invest in equity securities of issuers in all market capitalization ranges without limitation. Please add disclosure to clarify that the reference to “without limitations” pertains to the Fund’s investments in any market capitalization.

Response: The Registrant has revised the sentence under the Principal Investment Strategies section of the 361 Domestic Long/Short Equity Fund as follows:

The Fund may invest in equity securities of ~~in all~~ any market capitalization ~~ranges without limitation~~.

Performance

5.	Consider adding disclosure to the Performance section for each Fund clarifying that the performance of the Fund shown for the periods prior to April 1, 2021, is that of the Fund’s previous investment advisor.

Response: The Registrant has revised the disclosure in the Performance section for each Fund as follows:

361 Domestic Long/Short Equity Fund

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Class I shares and by showing how the average annual total returns of each class of the Fund compare with the average annual total returns of a broad-based market index. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. The bar chart shows the performance of the Fund’s Class I shares. Updated performance information is available on the Fund’s website at www.361funds.com. Effective April 1, 2021, Hamilton Lane Advisors, L.L.C. acquired the assets of 361 Capital, LLC, the Fund’s previous investment advisor (the “Previous Advisor”), and began serving as the Fund’s investment advisor. The Fund’s performance information shown for the periods prior to April 1, 2021, is that of the Previous Advisor.

361 Global Long/Short Equity Fund

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Class I shares and by showing how the average annual total returns of each class of the Fund compare with the average annual total returns of a broad-based market index. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. The bar chart shows the performance of the Fund’s Class I shares. Investor Class shares’ performance would be lower than the Fund’s Class I shares because of the higher expenses paid by Investor Class shares. Class Y shares’ performance would be higher than the Fund’s Class I shares because of the lower expenses paid by Class Y shares. Updated performance information is available on the Fund’s website at www.361funds.com. Effective April 1, 2021, Hamilton Lane Advisors, L.L.C. acquired the assets of 361 Capital, LLC, the Fund’s previous investment advisor (the “Previous Advisor”), and began serving as the Fund’s investment advisor. The Fund’s performance information shown for the periods from December 12, 2014, through March 31, 2021, is that of the Previous Advisor.

6.	Please provide the completed Calendar-Year Total Return bar chart and Average Annual Total Returns table for each Fund in correspondence to the Commission for review at least one week prior to filing the Amendment.

Response: Each Fund’s completed Calendar-Year Total Return bar chart and Average Annual Total Returns table, which will be included in the Amendment, are as follows:

361 Domestic Long/Short Equity Fund

Calendar Year Total Return (before taxes) for Class I Shares

For each calendar year at NAV

Class I
Highest Calendar Quarter Return at NAV	14.80%	Quarter Ended 12/31/2021
Lowest Calendar Quarter Return at NAV	(11.19)%	Quarter Ended 12/31/2018

Average Annual Total Returns (for periods ended December 31, 2021)	1 Year	5 Years	Since Inception (March 31, 2016)
Class I - Return Before Taxes	23.14%	8.87%	7.78%
Class I - Return After Taxes on Distributions*	11.36%	5.69%	4.97%
Class I - Return After Taxes on Distributions and Sale of Fund Shares*	15.77%	6.03%	5.28%
Investor Class – Return Before Taxes	22.83%	8.54%	7.49%
MSCI USA Index (Reflects No Deductions for Fees, Expenses or Taxes)	26.45%	18.12%	17.51%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after–tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Class I Shares only and after-tax returns for classes other than Class I will vary from returns shown for Class I.

361 Global Long/Short Equity Fund

Calendar Year Total Return (before taxes) for Class I Shares

For each calendar year at NAV

Class I
Highest Calendar Quarter Return at NAV	9.46%	Quarter Ended 12/31/2021
Lowest Calendar Quarter Return at NAV	(11.60)%	Quarter Ended 03/31/2020

Average Annual Total Returns (for periods ended December 31, 2021)	1 Year	5 Years	Since Inception (January 6, 2014)
Class I - Return Before Taxes	17.14%	5.90%	6.23%
Class I - Return After Taxes on Distributions*	16.32%	5.18%	5.71%
Class I - Return After Taxes on Distributions and Sale of Fund Shares*	10.69%	4.47%	4.85%
Investor Class – Return Before Taxes	16.64%	5.56%	5.94%
Class Y – Return Before Taxes	17.08%	5.98%	6.30%
MSCI World Index (Net) Index (Reflects No Deductions for Fees, Expenses or Taxes)	21.82%	15.03%	10.87%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after–tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Class I Shares only and after-tax returns for classes other than Class I will vary from returns shown for Class I.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Prior Performance for Similar Accounts Managed by the Sub-Advisor

7.	Please confirm that the sub-advisor has the records to support the performance calculations as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Registrant has received confirmation from Allspring Global Investments, LLC, the Funds’ sub-advisor, that it has the records to support the performance calculations, as required by Rule 204-2(a)(16) under the Advisers Act.

* * * * *

If you have any questions or additional comments, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary